                                                                                                      File No. 1-8610

                                                    UNITED STATES
                                         SECURITIES AND EXCHANGE COMMISSION

                                                Washington, D.C. 20549

                                                -------------------------

                                                       FORM 11-K

                                                     ANNUAL REPORT

                                                 -------------------------

                                          Pursuant to Section 15(d) of the
                                           Securities Exchange Act of 1934

                                     For the fiscal year ended December 31, 2003

                                            Commission File Number l-8610

                                              -----------------------------

                                                    SBC SAVINGS PLAN

                                               -----------------------------

                                               SBC COMMUNICATIONS INC.

                                       175 E. Houston, San Antonio, Texas 78205

                               Financial Statements, Supplemental Schedules and Exhibit

                                                  Table of Contents
                                                                                                             Page

 Report of Independent Registered Public Accounting Firm.....................................................  1

Financial Statements:

         Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002...................  2

         Statement of Changes in Net Assets Available for Benefits for the
             Year Ended December 31, 2003...................................................................  3

         Notes to Financial Statements......................................................................  4

Supplemental Schedules:

Exhibit:

         23 - Consent of Independent Registered Public Accounting Firm

                               REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SBC Communications Inc., Plan Administrator
    for SBC Savings Plan

We have audited the accompanying statements of net assets available for benefits of SBC Savings Plan as of December
31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended
December 31, 2003.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United
States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, delinquent participant contributions and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                       /s/ ERNST & YOUNG LLP

San Antonio, Texas
June 21, 2004

                                                  SBC SAVINGS PLAN
                                    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                 (Dollars in Thousands)

                                                                            December 31,
                                                               -------------------------------------
                                                                      2003                  2002
                                                               ---------------        --------------
ASSETS

Investments (See Note 3)                                    $       5,990,832      $      5,390,967
Contributions receivable                                                    -                     7
Dividends and interest receivable                                          40                    71
Receivable for investments sold                                           179                   489
Other receivables                                                           1                   382
                                                               ---------------        --------------

   Total Assets                                                     5,991,052             5,391,916
                                                               ---------------        --------------

LIABILITIES

Payable for investments purchased                                       5,489                 3,608
Administrative expenses payable                                         1,203                   494
Other                                                                      24                     2
                                                               ---------------        --------------

   Total Liabilities                                                    6,716                 4,104
                                                               ---------------        --------------

Net Assets Available for Benefits                           $       5,984,336      $      5,387,812
                                                               ===============        ==============

See Notes to Financial Statements.

                                                  SBC SAVINGS PLAN
                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                          FOR THE YEAR ENDED DECEMBER 31, 2003
                                                 (Dollars in Thousands)

 Net Assets Available for Benefits, December 31, 2002        $       5,387,812

Additions to Net Assets:
  Contributions:
      Participant contributions                                       283,951
      Employer contributions                                          143,523
      Transfers from other plan (See Note 1)                           28,682
                                                               ---------------

                                                                      456,156
                                                               ---------------

Investment Income:
  Dividends on SBC common shares                                      114,187
  Net appreciation in value of investments                            386,253
  Interest                                                             64,477
                                                               ---------------

                                                                      564,917
                                                               ---------------

    Total Net Additions                                             1,021,073
                                                               ---------------

Deductions from Net Assets:
  Administrative expenses                                               6,007
  Distributions                                                       418,488
  Transfer to other plan (See Note 1)                                      54
                                                               ---------------

    Total Deductions                                                  424,549
                                                               ---------------

Net Assets Available for Benefits, December 31, 2003        $       5,984,336
                                                               ===============

See Notes to Financial Statements.

                                                  SBC SAVINGS PLAN
                                            NOTES TO FINANCIAL STATEMENTS
                                               (Dollars in Thousands)

 1.   Plan Description - The SBC Savings Plan (Plan) was established by SBC Communications Inc. (SBC or the
     Company) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis.  The following description of the Plan provides only general information.  The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses.  The Plan text and prospectus include complete descriptions of these and other Plan provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     As a result of the November 2001 merger of SBC and Prodigy Communications Corporation (Prodigy), the Prodigy
     Savings Plan for Salaried Employees (Prodigy Plan) merged into the Plan effective April 2003.  In conjunction with the merger, all assets of the Prodigy Plan, approximately $28,682 were either transferred directly to the
     Plan through in-kind securities transfers or sold and the cash transferred to the Plan.

     In 2000, SBC entered into the Cingular Wireless (Cingular) joint venture agreement with BellSouth Corporation.
     As a result of this agreement, certain SBC employees were leased to Cingular.  In December 2001 these employees became Cingular employees.  During 2003 the Plan transferred approximately $54 to State Street Bank and Trust related to those former employees who became employees of Cingular.

     Participants can invest their contributions in one or more of the following funds in 1% increments: the SBC
     Shares Fund, the Bond Fund, the Large Cap Stock Fund, the Interest Income Fund, the Asset Allocation Fund, the
     Global Equity Fund, the Mid and Small Cap Stock Fund and the International Stock Fund.

     Company matching contributions are made solely in the form of shares of SBC's common stock held in an Employee
     Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.

     Dividends on shares in the SBC Shares Fund and the ESOP can either be reinvested in the SBC Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year.  Interest earned on dividends held in the DFA will be paid into the SBC Shares Fund.  During
     2003, Plan participants elected to receive $29,133 in dividend distributions.  This amount is included in distributions on the statement of changes in net assets.

     Although it has not expressed any intent to do so, SBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event that the
     Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

 2.   Accounting Policies - The values of investments are determined as follows: SBC common shares on the basis of the closing price as reported on the New York Stock Exchange; contracts with insurance companies and other financial institutions at principal plus reinvested interest which approximates fair value; common collective trust funds at values obtained from fund managers; and temporary cash investments at cost which approximates fair value.  Purchases and sales of securities are reflected as of the trade date.  Dividend income is recognized on the ex-dividend date.  Interest earned on investments is recognized on the accrual basis.

     The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.   Investments - Investments representing 5% or more of Plan net assets at either December 31, 2003 or 2002 were:

                                                                                2003              2002
                                                                            -------------     -------------
     Employee Stock Ownership Plan*
     SBC common shares                                                   $     1,069,341    $    1,032,358

     SBC Shares Fund
     SBC common shares                                                   $     1,123,962   $     1,159,629

     Large Cap Stock Fund
     Barclays Global Investors Equity Index Fund F                       $     1,285,355  $      1,002,402

     Bond Fund
     Barclays Global Investors Intermediate Government/Credit
        Bond Index Fund F                                                $       275,191  $        276,900

     Asset Allocation Fund
     Barclays Global Investors U.S. Tactical Asset Allocation Fund F     $       410,280   $       357,615

      *Nonparticipant-directed

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

     Common Stock                                            $     (75,411)
     Common Collective Trusts                                      461,664
                                                               -------------
     Total                                                   $     386,253
                                                               =============

     The Interest Income Fund consists of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer.  Interest crediting rates are generally established when the contract is purchased and may be periodically reset.  For the years ended December 31, 2003 and 2002, the average interest rates earned on these contracts were 4.71% and 5.59%.  At December 31, 2003, the fixed crediting interest rates on these contracts ranged from 3.51% to 7.97%.  At December 31, 2002, the fixed crediting interest rates on these contracts ranged from 2.83% to 7.65%.  No valuation reserves were recorded to adjust contract amounts as of
     December 31, 2003 or 2002.

     The Interest Income Fund invests in both guaranteed investment contracts (GICs) and synthetic investment contracts (SICs).  SICs differ from GICs in that the assets supporting the SICs are owned by the Plan.  A bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value.  Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value.  The assets supporting the GICs and SICs generally consist of high quality fixed income securities with a fair value of $1,178,302 at December 31, 2003 and $1,169,543 at December 31, 2002.

     The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4.   Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

                                                                      2003                2002
                                                                  -------------       -------------
     Assets
     SBC common shares                                          $    1,069,341      $    1,032,358
     Temporary cash investments                                          6,502               4,531
     Dividends and interest receivable                                       2                   3
     Receivable for investments sold                                       179                 489
     Other receivables                                                       1                   2
                                                                                      -------------
                                                                  -------------
         Total Assets                                                1,076,025           1,037,383
                                                                  -------------       -------------

     Liabilities
     Payable for investments purchased                                   5,489               3,608
     Administrative expenses payable                                       195                  17
                                                                  -------------       -------------

         Total Liabilities                                               5,684               3,625
                                                                  -------------       -------------

         Net Assets Available for Benefits                      $    1,070,341      $    1,033,758
                                                                  =============       =============

                                                                                           2003
                                                                                       -------------

     Net Assets Available for Benefits, December 31, 2002                           $     1,033,758

          Employer contributions                                                            140,405
          Interest income                                                                        25
          Dividends                                                                               1
          Net depreciation in fair value of investments                                     (29,998)
          Administrative expenses                                                              (813)
          Distributions                                                                     (53,845)
          Transfers to other fund(s)                                                        (19,192)
                                                                                       -------------
                                                                                             36,583
                                                                                       -------------

     Net Assets Available for Benefits, December 31, 2003                           $     1,070,341
                                                                                       =============

 5.   Tax Status - The Plan has received a determination letter from the Internal Revenue Service dated
     March 18, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC)
     and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.   Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets
     Available for Benefits per the financial statements to the Form 5500 as of December 31:

                                                                                  2003               2002
                                                                            ---------------    ---------------

     Net Assets Available for Benefits per the financial statements         $   5,984,336   $      5,387,812

     Less: Distribution payable to participants                                    (4,909)            (4,636)
                                                                            ---------------    ---------------

     Net Assets Available for Benefits per the Form 5500                    $   5,979,427   $      5,383,176
                                                                            ===============    ===============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form
     5500 for the year ended December 31, 2003:

                                                                                                      2003
                                                                                                 --------------

     Distributions to participants per the financial statements                                  $    418,488

     Add: Distributions payable to participants at December 31, 2003                                    4,909

      Less: Distributions payable to participants at December 31, 2002                                 (4,636)
                                                                                                 --------------

     Distributions to participants per the Form 5500                                             $    418,761
                                                                                                 ==============

     Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                   SBC SAVINGS PLAN
                                            EIN 43-1301883, PLAN NO. 002

                      2003 Form 5500 Line 4a - Schedule of Delinquent Participant Contributions
                                               (Dollars in Thousands)

         December 31, 2003 Participant Contributions           Total that Constitute Nonexempt Prohibited
           Transferred Late to Plan                              Transactions

                       $    43                                               $    43

                                                   SBC SAVINGS PLAN
                                            EIN 43-1301883, PLAN NO. 002

                           SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                  December 31, 2003
                                               (Dollars in Thousands)

                                                                  Description of                              Current
  Identity of Issue                                                Investment                 Cost            Value
   -----------------------------------------------------   ------------------------------    ------------  --------------

  Employee Stock Ownership Plan

  *    SBC common shares                                        41,018,059 shares       $     676,131  $     1,069,341
  *    Mellon Trust of New England, National
         Association                                        Temporary cash investment           6,502            6,502
                                                                                           ------------   --------------
         Total Employee Stock Ownership Plan                                                  682,633        1,075,843
                                                                                            ------------   --------------

  SBC Shares Fund

  *    SBC common shares                                        43,113,221 shares                           1,123,962
  *    Mellon Trust of New England, National
         Association                                        Temporary cash investment                          11,719
                                                                                                         --------------
         Total SBC Shares Fund                                                                 **           1,135,681
                                                                                                          --------------

  Bond Fund

  *    Barclays Global Investors Intermediate
                                                                                                         --------------
         Government/Credit Bond Index Fund F                    16,976,618 units               **             275,191
                                                                                                          --------------

  Large Cap Stock Fund

  *    Barclays Global Investors Equity Index
                                                                                                         --------------
         Fund F                                                 83,681,952 units               **           1,285,355
                                                                                                          --------------

  Interest Income Fund

  Allstate Life Insurance Company                                     7.06%

                                                                                                         --------------
                                                                    11/22/04                                    4,964
                                                                                                         --------------

  Bank of America National Association                     Synthetic contract wrapper
                                                               #99-058, 4.10%, ***                            (2,897)
  Amex. Optima CC MT                                          Monoline Credit Card                              4,909
  CIT Equipment Collateral                                    Small Equipment Lease                             6,483
  Capital Auto Rec. Asset Trust                                    Prime Auto                                   7,486
  Capital Auto Rec. Asset Trust                                    Prime Auto                                   6,079
  COAFT                                                          Sub Prime Auto                                 5,570
  Credit Suisse First Boston                                         Conduit                                    3,266
  Daimler Chrysler                                                 Prime Auto                                  12,098
  Delta Funding HEL Trust                                     Home Equity Monoline                              3,174
  Federal Home Loan Mortgage Company                            Agency Debenture                                3,886
  Federal National Mtg. Assn.                                     Agency MF BLN                                 8,040
  Federal National Mtg. Assn. Grantor Trust                       Agency MF FIX                                10,738
  Federal National Mtg. Assn. Grantor Trust                    Home Equity Agency                               3,775
  Federal National Mtg. Assn. Whole Loan                       Home Equity Agency                               9,878
  Federal Home Loan Mtg. Corp Rec.                                 Agency PAC                                  12,309
  Fleet Credit Card MT                                          Bank Credit Card                                5,015
  MBNA Master Trust                                           Monoline Credit Card                              2,500
  Nordstrom Pvt. Lbl. CC MT                                    Retail Credit Card                               7,590
  Saxon Asset Securities Trust                               Home Equity Senior Sub                             5,640

  TIAA Retail Commercial Trust                                      Conduit                                     4,461
  United States Treasury                                         Treasury Note                                 10,029
  United States Treasury                                         Treasury Note                                 30,170
  WFS Financial Owners Trust                                    Sub Prime Auto                                  4,528
  WFS Financial Owners Trust                                    Sub Prime Auto                                  9,616
  Cash on Hand                                                       Cash                                         477
                                                                                                          -------------
                                                                                                              174,820
                                                                                                          -------------
  Business Men's Assurance Company of America                        7.41%
                                                                                                          -------------
                                                                    7/15/04                                     6,403
                                                                                                          -------------
  CDC Financial Products Inc.                                    6.99% - 7.01%
                                                                                                          -------------
                                                              5/23/05 - 10/17/05                               32,596
                                                                                                          -------------

  JP Morgan Chase Bank                                    Synthetic contract wrapper
                                                              #426423, 4.5%, ***                              (7,111)
  Asset Backed Funding Certificates                         Home Equity Senior Sub                              5,977
  Caterpillar Fin Asset Trust                                Large Equipment Loan                               3,978
  Citibank Credit Card                                         Bank Credit Card                                 5,382
  Discover Card Trust                                          Bank Credit Card                                10,720
  FED Home Loan Bank                                           Agency Debenture                                15,185
  FED Home Loan Bank                                           Agency Debenture                                10,032
  Federal National Mtg. Assn. Whole Loan                      Home Equity Agency                                5,416
  Federal National Mtg. Assn. Whole Loan                      Home Equity Agency                               13,541
  Federal National Mtg. Assn. Whole Loan                      Home Equity Agency                               15,987
  Federal National Mtg. Assn. Whole Loan                         Agency RP ARM                                  5,493
  Federal National Mtg. Assn. - Adj. Rate Mtg.                   Agency HYB PP                                 24,263
  Ford Auto Owners Trust                                          Prime Auto                                    9,182
  GMACC Commercial MTG Securities                                   Conduit                                    10,396
  Harley-Davidson Eagleman                                        Prime Auto                                    2,624
  HBNA Master Trust                                          Monoline Credit Card                               6,489
  Prime Credit Card MT                                        Retail Credit Card                                6,859
  Residential Asset Security                                 Home Equity Monoline                               6,516
  United States Treasury                                         Treasury Note                                 11,204
  Cash on Hand                                                       Cash                                         930
                                                                                                          -------------

                                                                                                             163,063
                                                                                                          -------------

  Jackson National Life Insurance Company                           7.42%,
                                                                                                          -------------
                                                                    8/18/04                                     3,851
                                                                                                          -------------

  Metropolitan Life Insurance Company                     Synthetic contract wrapper
                                                              #28456, 4.31%, ***                              (4,429)
  Ameriquest Marketing Securities                           Home Equity Senior Sub                              4,807
  BOIT                                                         Bank Credit Card                                11,963
  Capital Auto Rec. Asset Trust                                   Prime Auto                                    4,316
  Carmax Auto Owner                                             Non Prime Auto                                  4,337
  Chase Manhattan Auto Owns                                       Prime Auto                                      507
  Citibank Credit Card                                         Bank Credit Card                                10,413
  Commercial Mtg Ast Trust                                          Conduit                                    11,309

  FED Home Loan Bank                                           Agency Debenture                                11,035
  Federal Home Loan Mtg. Corp - Adj. Rate. Mtg.                  Agency Hybrid                                 12,174
  Federal National Mtg. Assn. - Aces                             Agency MF FIX                                 10,861
  FSPC                                                        Home Equity Agency                                5,043
  Federal National Mtg. Assn. Whole Loan                         Agency ARM AA                                  3,874
  Federal National Mtg. Assn. Whole Loan                      Home Equity Agency                                5,568
  Federal Credit Card MT                                       Bank Credit Card                                 5,064
  Prime Credit Card MT                                        Retail Credit Card                                5,358
  Honda Auto Receivables                                          Prime Auto                                    6,621
  Honda Auto Receivables                                          Prime Auto                                      213
  Honda Auto Receivables                                          Prime Auto                                    3,967
  Resid Asset Management Production Inc.                      Home Equity Agency                                8,229
  Toyota Auto Owners Trust                                        Prime Auto                                    3,492
  Union Acceptance Corp                                         Sub Prime Auto                                  3,566
  United States Treasury                                         Treasury Note                                 24,710
  United States Treasury                                         Treasury Note                                 10,133
  Cash on Hand                                                       Cash                                         427
                                                                                                          -------------
                                                                                                              163,558
                                                                                                          -------------

  Monumental Life Insurance Company                       Synthetic contract wrapper
                                                               #75TR, 4.25%, ***                              (4,340)
  Amex. Optima CC MT                                         Monoline Credit Card                               1,689
  Capital One Master Trust                                   Monoline Credit Card                              10,577
  Carmax Auto Owner                                              NonPrime Auto                                  3,213
  Chase Credit Card MT                                         Bank Credit Card                                 8,071
  Citibank Credit Card IT                                      Bank Credit Card                                10,823
  Credit Suisse First Boston                                        Conduit                                     6,935
  Credit Suisse First Boston                                        Conduit                                     4,662
  Federal Home Loan Mortgage Company                           Agency Debenture                                 6,107
  Federal Home Loan Mortgage Company                           Agency Debenture                                 7,720
  Federal National Mortgage Association                        Agency Debenture                                11,629
  Federal National Mortgage - Aces                               Agency MF FIX                                  3,948
  Federal National Mtg. Assn.                                    Agency MF BLN                                  8,557
  Federal National Mtg. Assn. Whole Loan                      Home Equity Agency                                7,598
  Federal National Mtg. Assn. Whole Loan                      Home Equity Agency                               12,448
  Federal National Mtg. Assn. Rec.                                Agency PAC                                    6,181
  Federal National Mtg. Assn. - Adj. Rate Mtg.                   Agency Hybrid                                 10,203
  Federal National Mtg. Assn. - Adj. Rate Mtg.                 Agency Hybrid PP                                 7,053
  Ford Auto Owners Trust                                          Prime Auto                                    8,572
  Home Ownership Fund C                                       Step Down Preferred                               4,514
  Home Ownership Fund C                                       Step Down Preferred                               3,011
  Pinnacle CBO FSA Ins.                                          Cash Flow CBO                                  3,228
  Residential Funding Mtg. Securities                      Home Equity 2nd Monoline                             8,773
  Toyota Auto Owners Trust                                        Prime Auto                                    7,374
  Vanderbilt Mortgage Finance                                 Mfg Hsg Senior Sub                                4,752
  Cash on hand                                                       Cash                                       1,245
                                                                                                          -------------

                                                                                                              164,543
                                                                                                          -------------

                                                                                                          -------------

  Prudential Insurance Company                                    6.99%-7.48%                                  30,554
                                                                                                          -------------

                                                              10/25/04 - 11/30/05

  State Street Bank and Trust Company                     Synthetic contract wrapper
                                                              #99038, 4.19%, ***                              (5,192)
  Amex. Optima CC MT                                         Monoline Credit Card                               6,181
  Chase Manhattan Auto Owns                                       Prime Auto                                    6,941
  Commercial Mtg Ast Trust                                          Conduit                                    11,173
  Commercial Mtg Ast Trust                                          Conduit                                     5,721
  John Deer Owners Trust                                     Large Equipment Loan                              10,296
  Federal National Mtg. Assn.                                  Agency Debenture                                15,010
  Federal National Mtg. Assn. Whole Loan                         Agency ALT-A                                  17,809
  Federal National Mtg. Assn. Whole Loan                      Home Equity Agency                               12,323
  Federal Home Loan Mtg. Corp Rec.                                Agency PAC                                   24,936
  Federal National Mtg. Assn. - Adj. Rate Mtg.                   Agency Hybrid                                 11,191
  Honda Auto Trust                                              Sub Prime Auto                                  6,832
  LB Commer Conduit Mtg.                                            Conduit                                     9,210
  MBNA Master Trust                                          Monoline Credit Card                               3,771
  MBNA Master Trust                                          Monoline Credit Card                               9,603
  Nomura Asset Securities Corporation                               Conduit                                    12,633
  Keycorp                                                           Conduit                                     2,934
  United States Treasury                                         Treasury Note                                 21,319
  United States Treasury                                         Treasury Note                                  3,018
  Cash on Hand                                                       Cash                                         721
                                                                                                          -------------

                                                                                                              186,430
                                                                                                          -------------

  Sun America Life Insurance Company                            7.02% - 7.97%,
                                                                                                          -------------

                                                               1/2/04 - 11/4/05                                43,095
                                                                                                          -------------

  Union Bank of Switzerland AG                            Synthetic contract wrapper
                                                               #5030, 3.51%, ***                              (3,772)
  Americredit Auto. Rec.                                        Sub Prime Auto                                  5,174
  BOIT                                                         Bank Credit Card                                12,512
  COAFT                                                         Sub Prime Auto                                  4,533
  Caterpillar Fin Asset Tr.                                  Large Equipment Loan                                 846
  Chase Funding Mort Loan - Asset Backed                    Home Equity Senior Sub                              6,709
  Chase Manhattan Auto Owns                                       Prime Auto                                   10,922
  Chase Funding Mort Ln.                                            Conduit                                    10,370
  Federal Home Loan Mtg. Corp                                    Agency Hybrid                                  1,085
  Federal National Mtg. Assn. Rec.                                Agency PAC                                    5,931
  Federal National Mortgage Assn.                              Agency Debenture                                16,310
  Federal National Mortgage Assn.                              Agency Debenture                                 5,003
  FSPC                                                        Home Equity Agency                                6,459
  Federal National Mtg. Assn. Whole Loan                      Home Equity Agency                                9,295
  Federal National Mtg. Assn. Whole Loan                      Home Equity Agency                               12,429
  Household Private Lab MT2                                   Retail Credit Card                               10,773
  Morgan Stanley Capital                                            Conduit                                    12,467
  Nissan Auto Owners Trust                                        Prime Auto                                   12,067
  Salomon Brothers Mortgage Securities VII                          Conduit                                     5,430
  USAA Auto Owners Trust                                          Prime Auto                                   11,865
  United States Treasury                                        Treasury Notes                                  8,896
  Cash on Hand                                                       Cash                                       2,495
                                                                                                          -------------

                                                                                                              167,799
                                                                                                          -------------

  *    Mellon Trust of New England, National               Temporary cash investment                           30,983
         Association
                                                                                                          -------------
         Total Interest Income Fund                                                            **           1,172,659
                                                                                                           -------------

  Asset Allocation Fund

   *    Barclays Global Investors U.S. Tactical Asset
                                                                                                          -------------
         Allocation Fund F                                     24,611,881 units                **             410,280
                                                                                                           -------------

  Global Equity Fund

   *    Barclays Global Investors U.S. Equity
         Market Fund F                                          3,566,992 units                                98,235
  *    Barclays Global Investors EAFE Equity Index
         Fund F                                                 1,749,192 units                                30,943
                                                                                                          -------------
         Total Global Equity Fund                                                              **             129,178
                                                                                                           -------------

  Mid and Small Cap Stock Fund

                                                                                                           -------------
       Extended Equity Market Fund F                           16,552,930 units                **             279,579
                                                                                                           -------------

  International Stock Fund

                                                                                                           -------------
       International Stock                                      3,399,065 units                **              60,129
                                                                                                           -------------

  Loan Fund

                                                                                                           -------------
  *   Loans to Plan Participants                                 5.00% - 5.25%                 **             166,937
                                                                                                           -------------

       TOTAL                                                                                           $     5,990,832
                                                                                                           =============

   *    Party-in-Interest.
   **   Participant-directed investment, cost not required.
   ***  Synthetic Insurance Contracts, no stated maturity.

                                                   SBC SAVINGS PLAN
                                            EIN 43-1301883, PLAN NO. 002

                              SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                                            Year Ended December 31, 2003
                                               (Dollars in Thousands)

                                                                                                 Current Value
                                                                                                  of Asset on
                                                                                                  Transaction   Net Gain
        Identity of              Description of       Purchase Price   Selling      Cost of          Date        (Loss)
       Party Involved                 Asset                             Price        Asset
 ---------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of Transactions in Excess of
   5 Percent of Plan Assets

 * Mellon Trust of New       Pooled Employee Funds
   England, National           Daily Liquidity Fund
   Association                                         $    179,481    $       -   $    179,481    $   179,481    $    -

* Mellon Trust of New       Pooled Employee Funds
   England, National           Daily Liquidity Fund
   Association                                                    -      177,486        177,486        177,486         -

* All transactions were purchased and sold on the market.

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2003.

                                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                                   SBC SAVINGS PLAN

                                                                   By SBC Communications Inc., Plan Administrator
                                                                   for the Foregoing Plan

                                                                     By  /s/ Karen E. Jennings
                                                                         ----------------------------------------------
                                                                         Karen E. Jennings
                                                                         Senior Executive Vice President -
                                                                         Human Resources and Communications

Date: June 23, 2004

                                                    EXHIBIT INDEX

       Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

     Exhibit
     Number

      23       Consent of Independent Registered Public Accounting Firm

                                                                                                                EX 23
                                                                                                   Form 11-K for 2003
                                                                                                      File No. l-8610

                                   Consent of Independent Registered Public Accounting Firm

         We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-101433)
         pertaining to SBC Savings Plan of our report dated June 21, 2004, with respect to the financial statements and supplemental schedules of SBC Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

                                                                       /s/ ERNST & YOUNG LLP

         San Antonio, Texas
         June 21, 2004